SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefónica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated December 21, 2005, regarding the resignation of Incumbent Director Alfredo Mac Laughlin.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, December 21, 2005

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Resignation of Incumbent Director
Alfredo Mac Laughlin

Dear Sirs,

     I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, in compliance with the terms of section 23 of the Listing Regulation, in order to inform you that Mr. Alfredo Mac Laughlin has submitted his resignation to his position as incumbent director and, therefore, from the Audit Committee of Telefónica de Argentina S.A.Such resignation is grounded on the appointment of the aforesaid director as officer of the Economy Ministry at the National Executive Branch.

     The Company’s Board will discuss such resignation in the next meeting.

Yours sincerely,

Pablo Llauró
Attorney

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: December 23, 2005	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel